Exhibit 21.1

Subsidiaries of Tucows Inc., a Pennsylvania corporation

1.	Tucows (Delaware) Inc., a Delaware corporation, is a wholly owned subsidiary of Tucows Inc.

2.	Tucows.com Co., a Nova Scotia corporation, is a wholly owned subsidiary of Tucows (Delaware) Inc.

3.	Tucows Corp., a Mississippi corporation, is a wholly owned subsidiary of Tucows (Delaware) Inc.

4.	Tucows (UK) Limited, a company incorporated in England and Wales, is a wholly owned subsidiary of Tucows.com Co.

5.	Tucows (Australia) Pty Limited, a Victoria corporation, is a wholly owned subsidiary of Tucows.com Co.

6	Tucows (Germany) Inc., a Bonn corporation, is a wholly owned subsidiary of Tucows.com Co.

7	EPAG Domainservices GmbH, a Nova Scotia corporation, is a wholly owned subsidiary of Tucows (Germany) Inc.

8	Ting Inc., a Delaware corporation, is a wholly owned subsidiary of Tucows (Delaware) Inc.